The Real Brokerage Makes a Big Push Into Kansas City With the Addition of Four Top Producing Teams

Group O'Dell Real Estate Team, The Andy Blake Group, Applebaum KC Homes and Long Real Estate Team bring more than 9,000 home sales valued at $2.5 billion

TORONTO & NEW YORK - December 5, 2023 - In a move that turbocharges Real's presence throughout the Kansas City metropolitan area, four of the market's top producing teams - Group O'Dell Real Estate Team, The Andy Blake Group, Applebaum KC Homes and Long Real Estate - recently joined forces to make the move to The Real Brokerage Inc. (NASDAQ: REAX). Real, the fastest-growing, publicly traded real estate brokerage, announced the moves today.

Collectively, these teams have sold more than 9,000 homes for a combined value of $2.5 billion. Each brand is well-known throughout the region for their emphasis on relationship building which they leverage to drive repeat and referral business.

"Dan, Maria, Mike, Andy, Jeremy and Tony are all top producers who have each built successful businesses in their own right. By coordinating their collective move, they have transformed Real into a market leader in Kansas City overnight and are making a clear statement that Real offers the best platform for them and other agents to succeed," said Sharran Srivatsaa, President of Real. "We couldn't be more pleased to welcome each of them and their teams to the Real family and have them represent the Real brand."

Group O'Dell Real Estate Team

Led by the husband and wife team of Dan and Maria O'Dell and their son, Mike, Group O'Dell has been a fixture in Kansas City real estate for nearly three decades. Their approach to serve, teach and create long-term relationships has resulted in the sale of more than 5,000 homes valued at $1.5 billion since 1995. In 2022, the seven-agent team ranked No. 5 on the Kansas City Business Journal's annual ranking of real estate agents based on more than 260 home sales valued at $117 million. Dan and Maria are certified mentors by Buffini & Company, the world's largest real estate coaching company.

"Few times in life are you able to be at the forefront of something life-changing," Dan O'Dell said about his team's decision to join Real. "We've spent our careers serving our clients by selling one house at a time and giving back by coaching others to make the industry better. Real will allow us to continue to do all that on a bigger platform, while exposing our team to the best training so they stay ahead of the curve."

The Andy Blake Group

Ranked No, 14 by the Kansas City Business Journal based on 250 home sales totaling $85 million in 2022, Andy Blake bought his first home as an investment at age 22. He earned his real estate license in 2007, and has grown his business exclusively through word of mouth. Since forming The Andy Blake Group in 2013, the nine-agent team has sold more than 1,600 homes valued at more than $500 million.

"Real's cloud-based model is where the real estate industry is going and the company's model is attractive to top producers," Blake said. "In addition to joining forces with three Kansas City teams who have built a reputation for doing business the right way, being a part of Real provides an opportunity to be around thousands of like-minded people who take pride in their business."

Applebaum KC Homes

Run by the husband and wife team of Jeremy and Liron Applebaum, Applebaum KC Homes bring four agents to Real. Jeremy began his real estate career in 1996 working for American Dream Homes, one of Kansas City's largest home builders, which was founded by his father, Victor Applebaum. It's this homebuilding experience and ability to determine what needs to be addressed at a property that has differentiated him with buyers and sellers and enabled him to build a business based solely on referrals. Applebaum KC Homes sold more than125 homes valued at approximately $50 million in 2022, placing the team at No. 34 on the Kansas City Business Journal's annual ranking of top real estate professionals. Since 2012, KC Applebaum Homes has sold more than 1,300 homes.

"Real's been on our radar for more than a year as a company that is doing things differently. We were especially attracted to the company's culture of cooperation and collaboration from coast to coast. The business and market are changing and Real offers the platform to learn from the best as well as share what works and what doesn't with others," Jeremy Applebaum said. "For us, it was important to partner with other top producers to grow our business and those of agents around us. What we are doing with the Group O'Dell, Andy Blake Group and Long Real Estate allows us to show Kansas City how top producers are coming together to form one big family to move the industry forward into its next chapter."

Long Real Estate

An 18-year industry veteran, Tony Long joined Group O'Dell as an agent following his graduation from college. He formed Long Real Estate five years later in 2013. The four-agent team, which also includes top producers David Barraza, Chad Green and Adrienne Towner, prides itself on building a successful relationship-based business. Since 2006, Long Real Estate has sold more than 1,100 homes, including 130 valued at $48 million in 2022, ranking the team in the top 1% in the region.

"The future of real estate is cloud-based, and Real offers a culture where agents are encouraged to cooperate with and learn from each other," Long said. "Real also provides the tools that allow agents to not just sell a bunch of homes today, but also plan for their financial future through stock options and revenue-sharing."

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports more than 13,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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